FOR IMMEDIATE RELEASE

July 12, 2010
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Senior Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Notice Concerning the Determination of the Subscription Price and Other Terms
of Stock Options (Stock Acquisition Rights)

Tokyo –July 12, 2010 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors on June 24, 2010 to issue stock options in the form of stock acquisition rights.  The specific terms and conditions of the issuance of stock options in the form of stock acquisition rights that were not determined at the meeting of its Board of Directors on June 24, 2010 have been determined as set forth below.

1. Date of allocation	July 12, 2010
2. Issuance price	53,500 yen per unit
3. Subscription price to be paid upon exercise of each stock acquisition right	208,900 yen per unit (2,089 yen per share)
4. The total value of all shares (newly issued shares or treasury shares) issued or delivered upon exercise of stock acquisition rights	643,412,000 yen
5. Matters concerning the amount of capital and the additional paid-in capital increased by the issuance of shares upon exercise of the stock acquisition rights
(a)           The amount of capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 1,312 yen per share.
(b)           The amount of additional paid-in capital increased by the issuance of the shares upon exercise of the stock acquisition rights is 1,312 yen per share.